Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 05/23/19	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

SEC Mail Processing

MAY 24 2019

Washington, DC

19003597

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Cboe Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
   400 South LaSalle Street
   Chicago, Illinois 60605

3. Provide the applicant's mailing address (if different):
   _____
   _____

4. Provide the business telephone and facsimile number:
   (913) 815-7000   (913) 815-7119
   (Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
   Anders Franzon   SVP, Deputy General Counsel, Cboe Exchange, Inc. (913) 815-7154
   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
   Pat Sexton
   400 S. LaSalle Street
   Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation ____ Sole Partnership ____ Partnership
   ____ Limited Liability Company ____ Other (specify): ____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
   (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: ___05/23/19___
    (MM/DD/YY)

By: _____
    (Signature)

Cboe Exchange, Inc.
(Name of Applicant)

Anders Franzon SVP, Deputy General Counsel
(Printed Name and Title)

Subscribed and sworn before me this __23rd__ day of __May__, __2019__ by _____
                                         (Month)   (Year)   (Notary Public)

My Commission expires __08/04/19__ County of __Johnson__ State of __Kansas__

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

NOTARY PUBLIC - - State of Kansas
BIANCA STODDEN
My Appt. Exp. 08/04/19



May 23, 2019

<u>**Via Federal Express**</u>

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe Exchange, Inc.***
     Form 1 Amendment

Dear Jeanette:

On behalf of Cboe Exchange, Inc. (or the "Exchange"), and in connection with the Cboe Form 1 that is
on file with the Securities and Exchange Commission ("Commission"), enclosed please find one
original and two copies of the Execution Page to Form 1 as well as the following exhibits[1]:

- Exhibit C (updated to reflect list of Directors and Committee Members);
- Exhibit J (updated to reflect any changes in names, titles, positions or term commencement
  dates and types of business of Officers and Directors);

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C & J
currently on file with the Commission. Please do not hesitate to contact me if you have any questions
or require anything further.

Sincerely,

Anders Franzon
SVP, Deputy General Counsel

Enclosures

---

[1] See Attachment for a comprehensive list of updates to Exhibits C & J



Attachment

Summary of changes made to Exhibit C:

- Pamela Culpepper was added as an Officer on Bats Global Markets Holdings, Inc.
- Jill Griebenow's officer title changed from Senior Vice President & Chief Accounting Officer to Vice President on Bats Global Markets Holdings, Inc., Direct Edge LLC, Omicron Acquisition Corp., Cboe FX Holdings, LLC, Cboe FX Services, LLC, Cboe ETF.com, Inc., Cboe Building Corporation, Cboe, LLC, Cboe III, LLC, Cboe Livevol, LLC, Cboe Vest, LLC, Loan Markets, LLC, Cboe Data Services, LLC, Cboe Silexx, LLC, Digital Asset Benchmark Administration, LLC
- Jackie Hancock's officer title changed from Vice President to Vice President and Controller on Direct Edge LLC, Omicron Acquisition Corp., Cboe FX Holdings, LLC, Cboe FX Services, LLC, Cboe Building Corporation, Cboe, LLC, Cboe III, LLC, Cboe Livevol, LLC, Cboe Vest, LLC, Loan Markets, LLC, Cboe Data Services, LLC, Cboe Silexx, LLC, Digital Asset Benchmark Administration, LLC
- Alexandra Albright's officer title changed from VP, Chief Compliance Officer to SVP, Chief Compliance Officer on Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe C2 Exchange, Inc., Cboe Future Exchange, LLC
- Kevin Carrai's offier title changed from VP, Connectivity to VP, Market Data and Access Services on Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe C2 Exchange, Inc., Cboe Bats, LLC
- Catherine Clay's officer title was changed from VP, Business Development to SVP, Information Solutions on Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe C2 Exchange, Inc., Cboe Bats, LLC
- Brent Coonrod was added as an officer on Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe C2 Exchange, Inc.
- Arianne Criqui was added as an officer on Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe C2 Exchange, Inc.
- John Deters' officer title changed from EVP, Chief Strategy Officer & Head Corp Initiative to EVP, Chief Strategy Officer & Head Multi-Asset Solutions on Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe C2 Exchange, Inc., Cboe FX Markets, LLC, Cboe Bats, LLC, Cboe Futures Exchange, LLC, and Cboe SEF, LLC
- James Enstrom's officer title changes from VP & Chief Audit Exec to SVP & Chief Audit Exec on Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe C2 Exchange, Inc., Cboe Futures Exchange, LLC
- John Hiatt was added as an officer of Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe C2 Exchange, Inc.
- Rob Hocking was added as an officer on Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe C2 Exchange, Inc.
- Brett Johnson was added as an officer on Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe C2 Exchange, Inc.



- William Looney was removed as an officer on Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe C2 Exchange, Inc.
- Mark Novak's officer title changed from VP, CTO Development to VP, Software Engineer on Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe C2 Exchange, Inc.
- Dany Overmyer was added as an officer on Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe C2 Exchange, Inc.
- Eileen Smith's officer title was changed from VP, Systems Planning to VP, Data and Analytics on Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe C2 Exchange, Inc., and Cboe Bats, LLC
- William Speth's officer title was changed from SVP, Research & Product Development to SVP, Research on Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe C2 Exchange, Inc.
- Paul Stephens was removed as an officer on Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe C2 Exchange, Inc.
- Michael Todorofsky was removed as an officer on Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe C2 Exchange, Inc.
- Jackie Hancock was removed as an officer on Cboe Trading, Inc.
- Brian Schell was added as an officer on Cboe Trading, Inc.
- Barry Calder was removed as an officer on Cboe FX Markets, LLC
- J. Patrick Sexton's officer title changed from Secretary to EVP, General Counsel, and Secretary on Cboe FX Markets, LLC
- Andrew Lowenthal was added as an officer on Cboe FX Services, LLC
- Ed Tilly was removed as a director on Cboe International Holdings Limited
- Antonio Amelia was removed as an officer on Cboe International Holdings Limited, Cboe FX Europe Limited, Cboe Worldwide Holdings Limited
- Guy Simpkin was removed as an officer on Cboe Europe Limited
- Jill Griebenow was removed as an officer on Cboe Chi-X Europe Limited
- John Woodman was removed as an officer on Cboe Chi-X Europe Limited
- Stephanie Renner was added as an officer on Cboe Chi-X Europe Limited
- Alexandra Albright was removed as an officer on Cboe ETF.com, Inc.
- James Enstrom was removed as an officer on Cboe ETF.com, Inc.
- Todd Furney was removed as an officer on Cboe ETF.com, Inc.
- Aaron Weissenfluh was removed as an officer on Cboe ETF.com, Inc.
- Brent Coonrod was added as an officer on Cboe ETF.com, Inc.
- Jennifer Golding's officer title changed from Vice President, Associate General Counsel, Chief Litigation Officer to Vice President on Cboe Livevol, LLC, Cboe Data Services, LLC, Digital Asset Benchmark Administration, LLC
- Ed Tilly was removed as an officer on IndexPubs S.A.



- Alexandra Albright's officer title was changed from Chief Compliance Officer to Senior Vice President and Chief Compliance Officer on Cboe SEF, LLC
- Bryan Harkins' officer title changed from Executive Vice President, Co-Head Markets Division to Executive Vice President, Co-Head of U.S. Markets on Cboe SEF, LLC
- Stephanie Marrin's officer title changed from Deputy Chief Regulatory Officer to Vice President and Deputy Chief Regulatory Officer on Cboe SEF, LLC
- Edward Fitzpatrick was removed as a director on Cboe Global Markets, Inc.
- John Deters' title changed from EVP, Corporate Strategy and Multi-Asset Solutions to EVP, Chief Strategy Officer and Head of Multi-Asset Solutions on Cboe Global Markets, Inc.
- Brian Schell's officer title changed from EVP, CFO, and Treasurer to EVP, and CFO on Cboe Global Markets, Inc.
- Catherin Clay was added as an officer on Cboe Futures Exchange, LLC
- Todd Furney's officer title changed from Chief Risk Officer to Vice President and Chief Risk Officer on Cboe Futures Exchange, LLC
- Jennifer Golding was added as an officer on Cboe Futures Exchange, LLC
- Jennifer Lamie's officer title changed from Chief Regulatory Officer to VP & Chief Regulaotry Advisor on Cboe Futures Exchange, LLC
- Stephanie Marrin Lara's officer title changed from Deputy Chief Ref Officer to VP & Deputy Chief Reg Officer on Cboe Futures Exchange, LLC
- Andrew Lowenthal's officer title was changed from Executive Vice President, Co-Head of Markets Division to Executive Vice President, Co-Head of U.S. Markets Division, and CFE Senior Managing Director on Cboe Futures Exchange, LLC, Cboe SEF, LLC
- Matthew McFarland's officer title changes from Head of CFE Business Operations and Strategy & CFE Managing Director to VP, Head of Futures and CFE Managing Director on Cboe Futures Exchange, LLC
- David Reynolds was removed as an officer on Cboe Futures Exchange, LLC
- Lawrence Bresnahan was added as an officer on Cboe Bats, LLC
- Rodney Burt was removed as an officer on Cboe Bats, LLC
- Brent Coonrod was added as an officer on Cboe Bats, LLC
- Arianne Criqui was added as an officer on Cboe Bats, LLC
- Angelo Evangelou's officer title was changed from SVP, Chief Policy Officer to SVP, Market Policy and Government Affairs on Cboe Bats, LLC
- John Hiatt was added as an officer on Cboe Bats, LLC
- Rob Hocking was added as an officer on Cboe Bats, LLC
- Brett Johnson was added as an officer on Cboe Bats, LLC
- William Looney was removed as an officer on Cboe Bats, LLC
- Anthony Montesano's officer title changed from VP, TSD, and Registration to VP, TSD and Membership Services on Cboe Bats, LLC



- Mark Novak's officer title changed from VP, CTO Development to VP, Software Engineer on Cboe Bats, LLC
- Dan Overmyer was added as an officer on Cboe Bats, LLC
- Curt Schumacher's officer title changed from VP, CTO Operations to VP, Infrastructure on Cboe Bats, LLC
- J. Patrick Sexton's officer title was changed from Secretary to EVP, General Counsel and Corporate Secretary on Cboe Bats, LLC
- Lisa Shemie's officer title was changed from VP, Associate General Counsel to VP, Associate General Counsel, Cboe FX and Cboe SEF Chief Legal Officer on Cboe Bats, LLC, and Cboe FX Markets, LLC
- Paul Stephens was removed as an officer on Cboe Bats, LLC
- Michael Todorofsky was removed as an officer on Cboe Bats, LLC
- Brent Coonrod was added as an officer on Cboe Livevol, LLC
- Jennifer Golding's officer title was changed from Vice President, Associate General Counsel, Chief Litigation Officer to Vice President on Cboe Livevol, LLC, Cboe Silexx, LLC
- Chris Isaacson was removed as a director on Cboe Data Services, LLC
- Brian Schell was added as a director on Cboe Data Services, LLC
- James Enstrom's officer title changed from Vice President, Chief Audit Executive to Chief Audit Executive on Cboe Data Services, LLC, Cboe Silexx, LLC
- Aaron Weissenfluh's officer title changed from Vice President, Chief Information Security Officer to Chief Information Security Officer on Cboe Data Services, LLC, Cboe Silexx, LLC, Digital Asset Benchmark Administration, LLC
- Brent Coonrod was added as an officer on Cboe Silexx, LLC
- Mark Hemsley was removed as an officer on Digital Asset Benchmark Administration, LLC
- The CBOE Europe B.V. address was updated
- Ruben Hilhorst was added as a director on CBOE Europe B.V.
- Shyam Savania was added as a director on CBOE Europe B.V.

Summary of changes made to Exhibit J:

- Alexandra Albright's officer title changed from VP, Chief Compliance Officer to SVP, Chief Compliance Office
- Kevin Carrai's officer title changed from VP, Connectivity to VP, Market Data and Access Services
- Catherine Clay's officer title was changed from VP, Business Development to SVP, Information Solutions
- Gary Compton's officer title changes from Vice President, Corporate Communications to Vice President, Communications
- Brent Coonrod was added as an officer
- Arianne Criqui was added as an officer



- John Deter's officer title changed from Executive Vice President, Chief Strategy Officer & Head of Corporate Initiatives to Executive Vice President, Chief Strategy Officer & Head of Multi-Asset Solutions
- James Enstrom's officer title changes from VP & Chief Audit Exec to SVP & Chief Audit Exec
- Bryan Harkins' officer title changed from Executive Vice President, Head of U.S. Equities & Global FX to to Executive Vice President, Co-Head Markets Division
- Andrew Lowenthal's officer title changed from Executive Vice President, Head of U.S. Equities & Global FX to to Executive Vice President, Co-Head Markets Division
- John Hiatt was added as an officer
- Rob Hocking was added as an officer
- Brett Johnson was added as an officer
- Mark Novak's officer title changed from VP, CTO Development to VP, Software Engineer
- Dan Overmyer was added as an officer
- Curt Schumacher's officer title changed from VP, CTO Operations to VP, Infrastructure
- Eileen Smith's officer title was changed from VP, Systems Planning to VP, Data and Analytics
- William Looney was removed as an officer
- Paul Stephens was removed as an officer
- Michael Todorofsky was removed as an officer

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Response: Please see below responses for the following entities:

A. **Bats Global Markets Holdings, Inc.**

1. *Name*: Bats Global Markets Holdings, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Bats Global Markets Holdings, Inc. Bats Global Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Pamela Culpepper (Vice President)
   - Jill Griebenow (Vice President)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Jackie Hancock (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B.   Direct Edge LLC

1. *Name*: Direct Edge LLC
    Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. Copy of existing by-laws or corresponding rules or instruments: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    - None

    Current Officers
    - Ed Tilly (President and Chief Executive Officer)
    - Jill Griebenow (Vice President)
    - Bryan Harkins (Vice President)
    - Chris Isaacson (Vice President)
    - Jackie Hancock (Vice President and Controller)
    - Brian Schell (Treasurer)
    - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C.   **Cboe BZX Exchange, Inc.**

1.   *Name*: Cboe BZX Exchange, Inc.
      Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Delaware under Section 101 of the General Corporation Law of
      the State of Delaware on November 1, 2007.

4.   *Brief description of nature and extent of affiliation*: Cboe BZX Exchange, Inc. is
      wholly-owned by Bats Global Markets Holdings, Inc., which is also the
      Exchange's 100% owner.

5.   *Brief description of business or functions*: Cboe BZX Exchange, Inc. operates as
      a registered national securities exchange pursuant to Section 6 of the Act.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No changes

8.   *Copy of existing by-laws*: See attached Ninth Amended and Restated Bylaws.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - Bruce Andrews
      - Kevin Murphy
      - David Roscoe
      - Jill Sommers
      - Scott Wagner

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - Alexandra Albright (SVP, Chief Compliance Officer)
      - Lawrence Bresnahan (VP, Market & Member Reg.)
      - Rodney Burt (VP, Infrastructure)
      - Kevin Carrai (VP, Market Data and Access Services)
      - Paul Ciciora (VP, Systems Infrastructure)
      - Catherine Clay (SVP, Information Solutions)
      - Gary Compton (VP, Communications)
      - Jeff Connell (VP, Deputy Chief Regulatory Officer)
      - Brent Coonrod (VP, Software Engineering)
      - Arianne Criqui (SVP, Head of Options and Business Development)

- Eric Crampton (SVP, CTO)
- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Co-Head Markets Division)
- Mark Hemsley (EVP, President Europe)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, Co-Head Markets Division)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, Software Engineer)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- William Speth (SVP, Research)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)

<u>Standing Committees</u>

<u>Executive Committee</u>
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. <u>**Cboe BYX Exchange, Inc.**</u>

1. *Name*: Cboe BYX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe BYX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BYX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: See attached Ninth Amended and Restated Bylaws.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Business Development)

- Eric Crampton (SVP, CTO)
- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Co-Head Markets Division)
- Mark Hemsley (EVP, President Europe)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, Co-Head Markets Division)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, Software Engineer)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- William Speth (SVP, Research)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

E. Cboe EDGA Exchange, Inc.

1. *Name*: Cboe EDGA Exchange, Inc.
    Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: See attached Tenth Amended and Restated Bylaws.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors

    - Ed Tilly
    - Bruce Andrews
    - Kevin Murphy
    - David Roscoe
    - Jill Sommers
    - Scott Wagner

    Current Officers
    - Ed Tilly (President and Chief Executive Officer)
    - Alexandra Albright (SVP, Chief Compliance Officer)
    - Lawrence Bresnahan (VP, Market & Member Reg.)
    - Rodney Burt (VP, Infrastructure)
    - Kevin Carrai (VP, Market Data and Access Services)
    - Paul Ciciora (VP, Systems Infrastructure)
    - Catherine Clay (SVP, Information Solutions)
    - Gary Compton (VP, Communications)
    - Jeff Connell (VP, Deputy Chief Regulatory Officer)
    - Brent Coonrod (VP, Software Engineering)

- Arianne Criqui (SVP, Head of Options and Business Development)
- Eric Crampton (SVP, CTO)
- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Co-Head Markets Division)
- Mark Hemsley (EVP, President Europe)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, Co-Head Markets Division)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, Software Engineer)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- William Speth (SVP, Research)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)

<u>Standing Committees</u>

<u>Executive Committee</u>
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

F. **Cboe EDGX Exchange, Inc.**

1. *Name*: Cboe EDGX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: See attached Tenth Amended and Restated Bylaws.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Business Development)

- Eric Crampton (SVP, CTO)
- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Co-Head Markets Division)
- Mark Hemsley (EVP, President Europe)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, Co-Head Markets Division)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, Software Engineer)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- William Speth (SVP, Research)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

Indemnity Committee
- Ed Tilly

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G. **Cboe C2 Exchange, Inc.**

1. *Name*: Cboe C2 Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21,
   2009.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5. *Brief description of business or functions*: Cboe C2 Exchange, Inc. is a registered
   national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: See attached Eleventh Amended and Restated Bylaws

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)

- Arianne Criqui (SVP, Head of Options and Business Development)
- Eric Crampton (SVP, CTO)
- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Co-Head Markets Division)
- Mark Hemsley (EVP, President Europe)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, Co-Head Markets Division)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, Software Engineer)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- William Speth (SVP, Research)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H.   Cboe Trading, Inc.

1.   *Name*: Cboe Trading, Inc.
       Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated in Delaware under Section 101 of the General Corporation Law of
       the State of Delaware on June 16, 2005.

4.   *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-
       owned by Bats Global Markets Holdings, Inc., which is also the Exchange's
       100% owner.

5.   *Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer
       registered as such with the Securities and Exchange Commission and a member of
       the Financial Industry Regulatory Authority and other self-regulatory
       organizations. Cboe Trading, Inc. provides routing of orders from the Exchange
       Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX
       Exchange, Inc. to other securities exchanges, facilities of securities exchanges,
       automated trading systems, electronic communication networks or other broker-
       dealers.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Chris Isaacson
       • Brian Schell

       Current Officers
       • Brian Schell (FINOP, Treasurer)
       • Anders Franzon (Secretary)
       • Bryan Upp (Chief Compliance Officer)
       • Troy Yeazel (President)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

I.   Omicron Acquisition Corp.

1.   *Name*: Omicron Acquisition Corp.
     Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
     Incorporated in Delaware under Section 101 of the General Corporation Law of
     the State of Delaware on February 7, 2011.

4.   *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is
     wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the
     Exchange.

5.   *Brief description of business or functions*: Omicron Acquisition Corp. is an
     intermediate holding company of Cboe Worldwide Holdings Limited.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors
     - Ed Tilly
     - Mark Hemsley

     Current Officers
     - Ed Tilly (President and Chief Executive Officer)
     - Jill Griebenow (Vice President)
     - Mark Hemsley (Vice President)
     - Jackie Hancock (Vice President and Controller)
     - Chris Isaacson (Vice President)
     - Brian Schell (Treasurer)
     - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

J.   Cboe FX Holdings, LLC

1.   *Name*: Cboe FX Holdings, LLC
      Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, and Cboe SEF, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      • None

      Current Officers
      • Ed Tilly (President and Chief Executive Officer)
      • Jill Griebenow (Vice President)
      • Bryan Harkins (Vice President)
      • Jackie Hancock (Vice President and Controller)
      • Chris Isaacson (Vice President)
      • Brian Schell (Treasurer)
      • J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. Cboe FX Markets, LLC

1. *Name*: Cboe FX Markets, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4. *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   • None

   Current Officers
   • Ed Tilly (President and Chief Executive Officer)
   • Alexandra Albright (Chief Compliance Officer)
   • Sean Cleary (VP, Sales FX)
   • Eric Crampton (SVP, CTO)
   • John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
   • James Enstrom (SVP, Chief Audit Executive)
   • Todd Furney (Chief Risk Officer)
   • Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   • Jill Griebenow (SVP & Chief Accounting Officer)
   • Jackie Hancock (VP, Controller)
   • Bryan Harkins (EVP, Co-Head Markets Division)
   • Mark Hemsley (EVP, President Europe)
   • Greg Hoogasian (SVP, Chief Regulatory Officer)
   • Chris Isaacson (EVP)
   • Stephanie Marrin Lara (Deputy Chief Regulatory Officer)
   • Andrew Lowenthal (EVP, Co-Head Markets Division)

- Paul Reidy (VP, Cboe FX COO)
- Brian Schell (EVP, CFO and Treasurer)
- J. Patrick Sexton (EVP, General Counsel, and Secretary)
- Lisa Shemie (VP, Associate General Counsel and Cboe FX Chief Legal Officer)
- Aaron Weissenfluh (VP, CISO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L. Cboe FX Services, LLC

1. *Name*: Cboe FX Services, LLC
    Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4. *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    - None

    Current Officers
    - Ed Tilly (President and Chief Executive Officer)
    - Jill Griebenow (Vice President)
    - Bryan Harkins (Vice President)
    - Jackie Hancock (Vice President and Controller)
    - Chris Isaacson (Vice President)
    - Andrew Lowenthal (Vice President)
    - Brian Schell (Treasurer)
    - J. Patrick Sexton (Secretary)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

M.   Cboe International Holdings Limited

1.   *Name*: Cboe International Holdings Limited
      Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated in England and Wales under the Companies Act 1985 on February 5,
      2015.

4.   *Brief description of nature and extent of affiliation*: Cboe International Holdings
      Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an
      affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe International Holdings Limited is
      a holding company of Cboe FX Europe Limited,,

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • Mark Hemsley

      Current Officers

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

N. **Cboe FX Europe Limited**

1. *Name*: Cboe FX Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is wholly-owned by Cboe International Holdings Limited which is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Mark Hemsley

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O.   Cboe FX Asia Pte. Limited

1.   *Name*: Cboe FX Asia Pte. Limited
       Address: 16 Collyer Quay, #2104, Sixteen Collyer Quay, Singapore (049318)

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated in Singapore under the Companies Act (Cap. 50) on February 23,
       2015.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Asia Pte. Limited is
       wholly-owned by Cboe Worldwide Holdings Limited which is an affiliate of the
       Exchange.

5.   *Brief description of business or functions*: Cboe FX Asia Pte. Limited operates an
       institutional spot foreign exchange market.

6.   *Copy of constitution*: No changes.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Ed Tilly
       • Ng Lip Chih (Singapore Nominee)

       Current Officers
       • Ed Tilly (President)
       • Ang Yee Koon Daphne, Secretary (Allen & Gledhill)
       • Tan Zhe Lei, Secretary (Allen & Gledhill)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

P. **Cboe Europe Limited**

1. *Name*: Cboe Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in England and Wales under the Companies Act 1985 on March 28,
   2008.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Limited is
   wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the
   Exchange.

5. *Brief description of business or functions*: Cboe Europe Limited is recognized as
   a Recognized Investment Exchange in the United Kingdom under the Financial
   Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of
   European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Richard Balarkas
   - Julian Corner
   - Angelo Evangelou
   - Rebecca Fuller
   - Mark Hemsley
   - Ted Hood
   - Kristian West
   - John Woodman

   Current Officers
   - Mark Hemsley (Chief Executive Officer)
   - Antonio Amelia (Secretary)
   - Jerry Avenell (Co-Head Sales)
   - Alex Dalley (Co-Head Sales)
   - Adam Eades (Chief Legal and Regulatory Officer)
   - David Howson (COO)
   - Stephanie Renner (CFO)

<u>Standing Committees</u>

<u>Audit, Risk and Compliance Committee</u>
- Richard Balarkas
- Rebecca Fuller
- Ted Hood

<u>Remuneration Committee</u>
- Rebecca Fuller
- Kristian West
- John Woodman

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q. **Cboe Chi-X Europe Limited**

1. *Name*: Cboe Chi-X Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in England and Wales.

4. *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited
   is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly
   owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Cboe Chi-X Europe Limited is
   authorized in the United Kingdom under the Financial Services and Markets Act
   2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20,
   2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe
   Limited operates the smart order router that is needed for the routing strategies
   deployed by Cboe Europe Limited. As of November 2018 this company remains
   dormant.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Adam Eades
   - John Woodman

   Current Officers
   - Mark Hemsley (Chief Executive Officer)
   - Antonio Amelia (Secretary)
   - Adam Eades (Chief Legal and Regulatory Officer)
   - Stephanie Renner (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

R. **Cboe ETF.com, Inc.**

1. *Name*: Cboe ETF.com, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on March 28, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe ETF.com, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe ETF.com, Inc. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Brent Coonrod (Vice President)
   - Eric Crampton (Vice President)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Laura Morrison (Vice President)
   - Dave Nadig (Senior Director, Content and ETF)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S. **IndexPubs S.A.**

1. *Name*: IndexPubs S.A.
   Address: Almagro Plaza, Ste. 508, Pedro Ponce Carrasco, E8-06 y Diego de Almagro, 170516 – Quito, Ecuador

2. *Form of organization*: Corporation (Soceidad Anonima or S.A.).

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Ecuador on January 15, 2008.

4. *Brief description of nature and extent of affiliation*: IndexPubs S.A. is owned 0.1% by Fernando Rivera and 99.9% by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: IndexPubs S.A. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   • Patricia Hidalgo (General Manager)
   • Dave Nadig (President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T.   Cboe SEF, LLC

1. *Name*: Cboe SEF, LLC
   Address: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4. *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Officers
- Ed Tilly (President and Chief Executive Officer)
- Alexandra Albright (Senior Vice President and Chief Compliance Officer)
- Sean Cleary (Vice President)
- Eric Crampton (SVP, CTO)
- John Deters (EVP, Chief Strategy Officer & Head of Multi-Asset Solutions)
- James Enstrom (Senior Vice President & Chief Audit Executive)
- Todd Furney (VP, and Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Bryan Harkins (Executive Vice President, Co-Head of U.S. Markets)
- Mark Hemsley (Executive Vice President, President Europe)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Chris Isaacson (Executive Vice President & COO)
- Andrew Lowenthal (Executive Vice President, Co-Head of U.S. Markets)
- Stephanie Marrin (Vice President and Deputy Chief Regulatory Officer)
- Paul Reidy (Vice President)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)

- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Lisa Shemie (Vice President, Associate General Counsel & Cboe SEF Chief Legal Officer)
- Jackie Hancock (Vice President and Controller)
- Aaron Weissenfluh (Vice President & Chief Information Security Officer)

<u>Managers</u>
- Ed Tilly
- Gilbert Bassett
- Michael Gorham
- James Parisi
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

U. **Cboe Worldwide Holdings Limited**

1. *Name*: Cboe Worldwide Holdings Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Worldwide Holdings Limited is an intermediate holding company of Cboe Europe Limited, Cboe International Holdings Limited, Cboe Hong Kong Limited, Cboe UK Limited, Cboe FX Asia Pte. Limited, and IndexPubs S.A.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Mark Hemsley

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

V.   Cboe Global Markets, Inc.

1.   *Name*: Cboe Global Markets, Inc.
      Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August
      15, 2006.

4.   *Brief description of nature and extent of affiliation*: Cboe Bats, LLC is a wholly-
      owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Holding company.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: See attached Fifth Amended and Restated Bylaws

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      •   Ed Tilly
      •   Frank English
      •   William Farrow
      •   Janet Froetscher
      •   Jill Goodman
      •   Roderick Palmore
      •   James Parisi
      •   Joe Ratterman
      •   Michael Richter
      •   Jill Sommers
      •   Carole Stone
      •   Eugene Sunshine

      Current Officers
      •   Ed Tilly (President and Chief Executive Officer)
      •   John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
      •   Jill Griebenow (SVP & Chief Accounting Officer)
      •   Bryan Harkins (EVP, Co-Head Markets Division)
      •   Mark Hemsley (EVP, President Europe)
      •   Chris Isaacson (EVP and COO)
      •   Andrew Lowenthal (EVP, Co-Head Markets Division)

- Brian Schell (EVP, and CFO)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)

Compensation Committee
- Frank English
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi

Audit Committee
- William Farrow
- Carole Stone
- Michael Richter
- James Parisi

Nominating and Governance Committee
- Frank English
- Jill Goodman
- Roderick Palmore
- Carole Stone
- Janet Froetscher

Finance and Strategy Committee
- Frank English
- Jill Goodman
- Joe Ratterman
- Roderick Palmore
- Jill Sommers

Risk Committee
- William Farrow
- Edward Fitzpatrick
- Janet Froetscher
- Michael Richter
- Carole Stone

Indemnity Committee
- Ed Tilly

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

W.   **Cboe Futures Exchange, LLC**

1. *Name*: Cboe Futures Exchange, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   July 16, 2002.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a
   designated contract market (DCM) approved by the Commodity Futures Trading
   Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic
   futures exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Gilbert Bassett, Jr.
   - Michael Gorham
   - James Parisi
   - Jill Sommers

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP and Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Joseph Caauwe (CFE Managing Director)
   - Kevin Carrai (Vice President, Connectivity, Data & Member Services)
   - Catherine Clay (SVP, Business Development)
   - Eric Crampton (SVP, CTO)
   - John Deters (Executive Vice President, Chief Strategy Officer & Head of Multi-Asset Solutions)
   - James Enstrom (Senior Vice President & Chief Audit Executive)

- Todd Furney (Vice President and Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel & Chief Litigation Officer)
- Jill Griebenow (Senior Vice President & Chief Accounting Officer)
- Jackie Hancock (Vice President and Controller)
- Bryan Harkins (Executive Vice President, Co-Head of U.S. Markets Division
- Mark Hemsley (Executive Vice President, President Europe)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Chris Isaacson (Executive Vice President, CFE Senior Managing Director, & COO)
- Jennifer Lamie (VP & Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP & Deputy Chief Reg Officer)
- Andrew Lowenthal (Executive Vice President, Co-Head of U.S. Markets Division, and CFE Senior Managing Director)
- Matthew McFarland (VP, Head of Futures and CFE Managing Director)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel & CFE Chief Legal Officer)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Aaron Weissenfluh (Vice President & Chief Information Security Officer)
- Troy Yeazel (Senior Vice President, U.S. Electronic Trading Operations and CFE Managing Director)

Standing Committees

Executive
- Michael Gorham

Regulatory Oversight Committee
- Michael Gorham
- Gilbert Bassett
- James Parisi
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

X. CBOE Stock Exchange, LLC

1. *Name*: CBOE Stock Exchange, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   July 31, 2006.

4. *Brief description of nature and extent of affiliation*: CBOE Stock Exchange, LLC
   is a 49.96%-owned subsidiary of Cboe Exchange, Inc.

5. *Brief description of business or functions*: CBOE Stock Exchange, LLC operated
   the CBOE Stock Exchange, which acted as a trading market for securities other
   than options as a facility of Cboe Exchange, Inc. CBOE Stock Exchange, LLC
   was approved by the SEC in March 2007. CBOE Stock Exchange, LLC ceased
   trading operations on April 30, 2014.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors

   - John Deters
   - James Fitzgibbons
   - Jaap Gelderloos
   - Andrew Lowenthal
   - Tom O'Mara
   - Rick Oscher
   - Steve Sosnick

   Current Officers
   - Angelo Evangelou (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

Y. **Cboe Building Corporation**

1. *Name*: Cboe Building Corporation
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8, 1980.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Owns facility used by Cboe Global Markets, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Marc Magrini (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Z. Cboe, LLC

1. *Name*: Cboe, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   August 22, 2001.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe, LLC is a limited liability
   company member of OneChicago, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Catherine Clay (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

AA. <u>**Cboe III, LLC**</u>

1. *Name*: Cboe III, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 2, 2014.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions*: Holding company for investment in Tradelegs, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - John Deters
   - Brian Schell

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebnow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BB. Cboe Bats, LLC

1. *Name*: Cboe Bats, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), September 25, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions*: Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell
   - Chris Isaacson

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Regulation)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (SVP, Information Solutions)
   - Sean Cleary (VP, Sales FX)
   - Gary Compton (VP, Corporate Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (Vice President, Software Engineering)
   - Eric Crampton (SVP, CTO)
   - Arianne Criqui (SVP, Head od Options and Business Development)
   - Pamela Culpepper (VP, Chief HR Officer)
   - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
   - Laura Dickman (VP, Associate General Counsel)
   - James Enstrom (SVP, Chief Audit Executive) Bats

- Angelo Evangelou (SVP, Market Policy and Government Affairs)
- Anders Franzon (SVP, Deputy General Counsel)
- Carmen Frazier Brannan (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- Bryan Harkins (EVP, Co-Head Markets Division)
- Mark Hemsley (EVP, President Europe)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Chris Isaacson (EVP, Chief Operating Officer)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (VP, Chief Communications Officer)
- Deborah Koopman (VP, Investor Relations)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (EVP, Co-Head Markets Division)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (VP, Deputy Chief Regulatory Officer)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, Software Engineering)
- Dan Overmyer (VP, Options Regulations)
- Paul Reidy (VP, Cboe FX COO)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (EVP, Chief Financial Officer and Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Lisa Shemie (VP, Associate General Counsel, Cboe FX and Cboe SEF Chief Legal Officer)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- William Speth (SVP, Research and Product Development)
- Michael Trees (VP, Trading Systems Development)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CC. Cboe Livevol, LLC

1. *Name*: Cboe Livevol, LLC
    Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:
    Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
    May 29, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
    Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Livevol, LLC provides equity
    and index options technology for professional and retail traders, which includes
    options strategy backtesting, trade analysis and volatility modeling technologies
    and historical data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    - Andrew Lowenthal
    - John Deters
    - Catherine Clay

    Current Officers
    - Ed Tilly (President and Chief Executive Officer)
    - Alexandra Albright (Chief Compliance Officer)
    - Brent Coonrod (Vice President)
    - Catherine Clay (Vice President)
    - Eric Crampton (Vice President)
    - John Deters (Vice President)
    - James Enstrom (Vice President, Chief Audit Executive)
    - Todd Furney (Chief Risk Officer)
    - Jennifer Golding (Vice President)
    - Jill Griebnow (Vice President)
    - Jackie Hancock (Vice President and Controller)
    - Chris Isaacson (Vice President)
    - Andrew Lowenthal (Vice President)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Aaron Weissenfluh (Vice President, CISO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DD. Cboe UK Limited

1. *Name*: Cboe UK Limited
    Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Marketing and business development services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    - Ed Tilly
    - Mark Hemsley

    Current Officers
    - None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EE. **Cboe Vest, LLC**

1. *Name*: Cboe Vest, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   December 10, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company of majority equity
   investment in Eris Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

FF. Loan Markets, LLC

1. *Name*: Loan Markets, LLC
   Address: 400 S. LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 11, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in American Financial Exchange, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GG.   **Cboe Data Services, LLC**

1.   *Name*: Cboe Data Services, LLC
      Address: 400 South LaSalle Street Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      February 21, 2006.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Data Services, LLC sells market
      data.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • Ed Tilly
      • Bryan Harkins
      • Brian Schell

      Current Officers
      • Ed Tilly (President and Chief Executive Officer)
      • Alexandra Albright (Chief Compliance Officer)
      • Kevin Carrai (Vice President)
      • Catherine Clay (Vice President)
      • Eric Crampton (Vice President)
      • James Enstrom (Chief Audit Executive)
      • Todd Furney (Chief Risk Officer)
      • Jennifer Golding (Vice President)
      • Jill Griebenow (Vice President)
      • Jackie Hancock (Vice President and Controller)
      • Bryan Harkins (Vice President)
      • Chris Isaacson (Vice President)
      • Andrew Lowenthal (Vice President)
      • Jim Roche (Vice President)
      • Brian Schell (Treasurer)

- J. Patrick Sexton (Secretary)
- Aaron Weissenfluh (Chief Information Security Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HH. **Signal Trading Systems, LLC**

1. *Name*: Signal Trading Systems, LLC
    Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:
    Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
    May 13, 2010.

4. *Brief description of nature and extent of affiliation*: Fifty percent (50%)
    subsidiary of Cboe Exchange, Inc.

5. *Brief description of business or functions:* Signal Trading Systems, LLC
    developed and markets a multi-asset front-end order entry system known as
    "Pulse".

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*: There are no directors or officers of
    Signal Trading Systems, LLC.

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

II. Cboe Vest Group, Inc.

1. *Name*: Cboe Vest Group, Inc.
   Address: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2, 2015.

4. *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of Cboe Vest, LLC.

5. *Brief description of business or functions:* Through its subsidiaries, provides options-based investment advisory services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - John Deters
   - Karan Sood
   - Catherine Clay

   Current Officers
   - Karan Sood (Chief Executive Officer)
   - Jeffrey Chang (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable

JJ.   <u>Cboe Hong Kong Limited</u>

1.   *Name*: Cboe Hong Kong Limited
Address: 66th Floor, The Center, 99 Queen's Road, Central, Jong Kong

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4.   *Brief description of nature and extent of affiliation*: Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

<u>Current Directors</u>
- Andy Lowenthal

<u>Current Officers</u>
- None

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KK.   Cboe Silexx, LLC

1.   *Name*: Cboe Silexx, LLC
       Address: 400 South LaSalle Street, Chicago, IL 60605

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 16, 2017.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx order execution management system business.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       • Ed Tilly
       • John Deters
       • Brian Schell

<u>Current Officers</u>
- Ed Tilly (President and Chief Executive Officer)
- Alexandra Albright (Chief Compliance Officer)
- Catherine Clay (Vice President)
- Brent Coonrod (Vice President)
- Eric Crampton (Vice President)
- John Deters (Vice President)
- James Enstrom (Chief Audit Executive)
- Todd Furney (Chief Risk Officer)
- Jennifer Golding (Vice President)
- Jill Griebenow (Vice President)
- Jackie Hancock (Vice President and Controller)
- Chris Isaacson (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Aaron Weissenfluh (Chief Information Security Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LL. **Digital Asset Benchmark Administration, LLC**

1. *Name*: Digital Asset Benchmark Administration, LLC
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   October 17, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Digital Asset Benchmark
   Administration, LLC licenses Gemini-related data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President))
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Aaron Weissenfluh (CISO)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MM. CBOE Europe B.V.

1. *Name*: CBOE Europe B.V.
   Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in the United Kingdom on August 1, 2018.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Europe Limited. Cboe Europe Limited is wholly-owned by Cboe
   Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The business is very broad,
   encompassing the operation of a regulated market and an approved publication
   arrangement, and all other businesses that may be ancillary or useful for the above
   operations

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Adam Eades
   - Ruben Hilhorst
   - Shyam Savania

   Current Officers
   - Adam Eades (President)
   - Ruben Hilhorst (Head of Compliance)
   - Shyam Savania (Operations Manager)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

NN.   Cboe Off-Exchange Services, LLC

1.   *Name*: Cboe Off-Exchange Services, LLC
     Address: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
     Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
     January 31, 2019.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
     Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
     purpose of engaging in any lawful activity for which limited liability companies
     may be organized under the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: See attached.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors
     • None

     Current Officers
     • Ed Tilly (President and Chief Executive Officer)
     • John Deters (Vice President)
     • Jill Griebenow (Vice President)
     • Jackie Hancock (Vice President and Controller)
     • Bryan Harkins (Vive President)
     • Mark Hemsley (Vice President)
     • Chis Isaacson (Vice President)
     • Andrew Lowenthal (Vice President)
     • Brian Schell (Treasurer)
     • J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

OO.   The Options Exchange, Incorporated

1.   *Name*: The Options Exchange, Incorporated
       Address: 400 South LaSalle Street, Chicago, IL 60605

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
       Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), January
       7, 1974.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Not applicable.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: Not
       applicable.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*: None

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: As of December 31, 2018 The Options
       Exchange, Incorporated ceased to exist

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)

Response:

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Officers					
Name:		Title:		Appointment Date:	Termination/ Change Position Date:
Alexandra Albright		Senior Vice President, Chief Compliance Officer		02/28/17	02/11/19 – Change in title
Lawrence Bresnahan		Vice President, Market & Member Regulation		02/13/18	
Rodney Burt		Vice President, Infrastructure		02/10/15	
Kevin Carrai		Vice President, Market Data and Access Services		02/10/15	02/11/19 – Change in title
Bryan Christian		Senior Vice President, Sales US Equities		02/10/15	03/01/18 - Change in title
Paul Ciciora		Vice President, Systems Infrastructure		02/13/18	

Catherine Clay	Senior Vice President, Information Solutions	02/13/18	02/11/19 – Change in title
Gary Compton	Vice President, Communications	07/30/18	02/11/19 – Change in title
Jeff Connell	Vice President, Deputy Chief Regulatory Officer	11/02/15	03/01/18 - Change in title
Brent Coonrod	Vice President, Software Engineering	01/07/19	
Eric Crampton	Senior Vice President, CTO	05/12/15	01/14/19 – Change in title
Arianne Criqui	Senior Vice President, Head of Options and Business Development	01/07/19	
John Deters	Executive Vice President, Chief Strategy Officer & Head of Multi-Asset Solutions	02/28/17	02/11/19 – Change in title
Laura Dickman	Vice President, Associate General Counsel	02/13/18	03/01/18 - Change in title
James Enstrom	Senior Vice President, Chief Audit Executive	02/28/17	02/11/19 – Change in title
Anders Franzon	Senior Vice President and Deputy General Counsel	11/02/15	03/01/18 - Change in title
Todd Furney	Vice President, Chief Risk Officer	02/28/17	
Alicia Goldberg	Vice President, Statistical Analysis	02/28/17	
Jennifer Golding	Vice President, Associate General Counsel, Chief Litigation Officer	07/30/18	
Jill Griebenow	Senior Vice President & Chief Accounting Officer	08/15/18	
Jackie Hancock	Vice President, Controller	11/01/18	

Bryan Harkins	Executive Vice President, Co-Head Markets Division		02/10/15		02/11/19 – Change in title
Mark Hemsley	Executive Vice President, President Europe				
John Hiatt	Vice President, Product Development		02/11/19		
Rob Hocking	Senior Vice President, Head of Derivatives Strategy		12/17/18		
Gregory Hoogasian	Senior Vice President, Chief Regulatory Officer		02/28/17		
Chris Isaacson	Executive Vice President, COO		02/10/15		01/14/19 – Change in title
Brett Johnson	Vice President, Software Engineering		01/07/19		
Jennifer Lamie	Vice President, Chief Regulatory Advisor		02/13/18		03/01/18 - Change in title
Stephanie Marrin Lara	Vice President, Deputy Chief Regulatory Officer		02/13/18		03/01/18 - Change in title
Andrew Lowenthal	Executive Vice President, Co-Head Markets Division		02/28/17		02/11/19 – Change in title
Marc Magrini	Vice President, Administration		02/13/18		
Anthony Montesano	Vice President, TSD and Registration		02/13/18		03/01/18 - Change in title
Laura Morrison	Senior Vice President, ETP Listings		05/12/15		03/01/18 - Change in title
Mark Novak	Vice President, Software Engineer		02/13/18		02/11/19 – Change in title
Dan Overmyer	Vice President, Options Regulation		12/17/18		
Arthur Reinstein	Senior Vice President and Deputy General Counsel		02/28/17		03/01/18 - Change in title

Bradley Samuels	Vice President, Systems Development	02/13/18		
Brian N. Schell	Executive Vice President, Chief Financial Officer, Treasurer	02/10/15		
Curt Schumacher	Vice President, Infrastructure	02/13/18		02/11/19 – Change in title
John Sexton	Executive Vice President, General Counsel & Corporate Secretary	02/28/17		03/01/18 - Change in title
Steven Sinclair	Vice President, Systems Development	02/13/18		
Eileen Smith	Vice President, Data and Analytics	02/13/18		02/11/19 – Change in title
William Speth	Senior Vice President, Research	02/13/18		02/11/19 – Change in title
Ed Tilly	President and CEO	02/28/17		01/14/19 – Change in title
Michael Trees	Vice President, Trading System Development	02/13/18		
Aaron Weissenfluh	Vice President, Chief Information Security Officer	02/10/15		
Troy Yeazel	Senior Vice President, Operations	11/02/15		
Vivian Yiu	Vice President, Product Strategy	11/01/16		03/01/18 - Change in title
Former Officers				
Name:	Title:	Appointment Date:		Termination/ Change Position Date:
Tami Schademann	Executive Vice President, Chief Regulatory Officer	02/10/15		02/28/17
Eric Swanson	Executive Vice President, General Counsel, Secretary	02/10/15		02/28/17

Charles Randy Williams	Senior Vice President, Global Investor Relations & Communications	02/10/15	02/28/17
Tony Barchetto	Executive Vice President, Head of Corporate Development	05/03/16	02/28/17
Greg Steinberg	Vice President, Assistant Secretary & Associate General Counsel	02/10/15	02/13/18
Stacie Fleming	Vice President, Communication	02/10/15	02/13/18
Kapil Rathi	Senior Vice President, Options Business Development	05/12/15	02/13/18
Thad Prososki	Vice President, Human Resources	05/12/15	02/13/18
Brett Johnson	Vice President, Software Engineering	09/09/15	02/13/18
Pamela Culpepper	Chief HR Officer	02/28/17	02/13/18
Alan Dean	Executive Vice President F&A, Chief Financial Officer	02/28/17	02/13/18
Angelo Evangelou	Deputy General Counsel	02/28/17	02/13/18
Carol Kennedy	Vice President, and Chief Communications Officer	02/28/17	02/13/18
Stephanie Klein	Vice President Chief Marketing Officer	02/28/17	02/13/18
Donald Patton	Vice President, Accountant/Controller	02/28/17	02/13/18
Joanne Moffic-Silver	Executive Vice President, General	02/28/17	02/28/18

	Counsel & Corporate Secretary		
Michael Todd	Vice President, OSC	02/13/18	07/30/18
David Reynolds	Vice President, & Chief Accounting Officer	02/28/17	08/15/18
Derick Shupe	Vice President, Controller	02/10/15	11/01/18
Chris Concannon	President & COO	02/10/15	01/14/19
David Gray	Senior Vice President, Global Client Services	02/28/17	01/14/19
Eric Frait	Vice President, Business Analysis	02/28/17	12/11/18
Laura Zinanni	Senior Vice President and Deputy General Counsel	02/13/18	12/31/18
Michael Todorofsky	Vice President, US Market Operations	02/13/18	12/31/18
Paul Stephens	Vice President, Global Client Services	02/13/18	12/31/18
William Looney	Vice President, Advancement & Strategy, Index Options	07/30/18	04/22/19

1.   Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Directors			
Name	Classification(s)	Appointment Date:	Termination Date:
Ed Tilly	Chairman & Director	02/28/17	
Bruce Andrews	Director	02/13/18	

Kevin Murphy	Director	02/13/18		
David Roscoe	Director	10/13/10		
Jill Sommers	Director	10/26/15		
Scott Wagner	Director	10/27/16		
Former Directors				
Name:	Title:	Appointment Date:		Termination/Change Position Date:
Matt Billings	Director	10/27/16		02/13/18
Chris Concannon	Director	03/31/15		02/13/18
Sandy Kemper	Director	10/26/15		02/13/18
Joseph Mecane	Director	10/27/15		02/13/18

2.   Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee
- Ed Tilly (Chairman)
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe
- Jill Sommers